NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 11, 2006, pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a)(2)

The removal of Structured Products Corp. TIERS Principal-Protected Asset Backed Trust Certificates, Series DJIA 2001-26, maturing November 29, 2006 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on December 1, 2006.

The security was suspended by the Exchange on November 30, 2006.